                                  EXHIBIT 99.1

      ILOG REPORTS 55% REVENUE GROWTH FOR QUARTER ENDED SEPTEMBER 30, 1998

Paris, France, October 22, 1998--ILOG S.A. (NASDAQ NMS: ILOGY), a leading provider of advanced software components, today reported revenues of $13.3 million for the quarter ended September 30, 1998, an increase of 55% compared to $8.6 million in the September 1997 quarter. These results reflect higher revenues from both license fees and services, which grew by 48% and 66% respectively over the same quarter in the preceding year.

    The loss from operations was $0.6 million in the September 1998 quarter, compared to $1.6 million before the write-off of acquired intangibles of $28.4 million, related to the CPLEX acquisition in the September 1997 quarter. Loss per share for the September 1998 quarter was $0.07 on 13.9 million shares, compared to a loss per share of $2.57, or $0.13 before the write-off of acquired intangibles, on 11.7 million shares in the September 1997 quarter.

BUSINESS DEVELOPMENTS DURING THE QUARTER

    "I am pleased to report another successful quarter from ILOG," said Pierre Haren, ILOG's President and CEO. "We have been able to maintain a high growth rate and improve our bottom-line in a seasonally weak quarter, and we are strengthening the position of the Company in terms of both competitiveness and market share."

    During the quarter the Company experienced some impact of the North American sales reorganization started in the June quarter due to the Company's typical three to six month selling cycle; the revenue effect of this reorganization was, however, mitigated by ISV business strength.

    During the quarter the Company further consolidated its position in visualization for telecommunication network management and optimization for manufacturing, and made significant inroads in the transportation sector.

    In the visualization for telecommunication network management business, existing ISVs such as Atlantech in the UK are migrating from ILOG Views to ILOG TGO, and the visualization suite has been selected for network management projects at NEC and Mitsubishi Electric, and is under evaluation at ATT and Lucent.

    After the release of ILOG JTGO, a Java version of ILOG TGO, plus a major new version of ILOG JViews, ILOG's visualization suite is now fully available in both C++ and Java and is an attractive proposition in this market. Further, the Company's visualization suite was well received at the recent TeleManagement World conference in Dallas. Beyond the visualization domain, significant ISV agreements for incorporating ILOG Rules for alarm correlation and customer billing in the telecommunication industry were also announced during the quarter with Bull, Compaq/Digital and LHS.

    In manufacturing, the Company strengthened its position in the steel industry, with orders from Sollac and Nippon Steel. Also second tier supply chain management vendors such as Dynasys in France are starting to embed ILOG optimization and visualization technologies in their next generation of products. Such companies, represent an interesting market for ILOG.

    In the transportation industry ILOG components are used successfully to solve two major problems this industry faces: the real-time monitoring of systems as well as the optimization of the management of personnel and vehicles. Sales in the quarter were made to Airbus Industrie, Alitalia, BMW-Rolls Royce, Malaysian Airways and Qantas for air transportation applications, to CSEE Transport for subway monitoring, CGEA for bus monitoring, Dalian Port in China for harbor supervision, Tussam, a Spanish bus company for personnel planning, Korean Railways for train scheduling and to LG-Caltex Oil in Korea for oil tanker scheduling. This business brings revenue, but more importantly, these endorsements position ILOG's offerings as engines for supervision and optimization systems in the transportation industry.

    In order to reach a larger market with its optimization product line, ILOG has recently unveiled a new modeling environment named ILOG OPL Studio which simplifies the development of constraint based applications. This product extends to non-programmers the benefits of constraint programming. The environment allows a user to simply state the equations describing his or her problem and delegate to the ILOG OPL Studio environment the task to solve them using the underlying ILOG Solver, ILOG Scheduler and ILOG Planner software components.

ABOUT ILOG

    ILOG is a leading provider of advanced C, C++ and Java software components for advanced graphics and resource optimization. ILOG products deliver high performance data visualization for 2D and 3D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real time data flow control, and components for integrating modules with real time and relational data sources. ILOG was founded in 1987, and now employs approximately 440 people in seven countries. Visit www.ilog.com for additional information.

                                   ILOG S.A.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                                                           --------------------
                                                                           SEPT. 30,  SEPT. 30,
                                                                             1998       1997
                                                                           ---------  ---------
Revenues
  License fees...........................................................  $   7,903  $   5,329
  Services...............................................................      5,396      3,242
                                                                           ---------  ---------
    Total revenues.......................................................     13,299      8,571
                                                                           ---------  ---------
Cost of revenues
  License fees...........................................................        223        266
  Services...............................................................      3,176      1,694
                                                                           ---------  ---------
    Total cost of revenues...............................................      3,399      1,960
                                                                           ---------  ---------

Gross profit.............................................................      9,900      6,611
                                                                           ---------  ---------

Operating expenses
  Marketing and selling..................................................      6,271      5,595
  Research and development...............................................      2,239      1,323
  General and administrative.............................................      1,926      1,295
  Write-off of acquired intangibles......................................         61     28,367
                                                                           ---------  ---------
    Total operating expenses.............................................     10,497     36,580
                                                                           ---------  ---------

Loss from operations.....................................................       (597)   (29,969)
Net interest income (expense) and other..................................       (384)        28
                                                                           ---------  ---------

Net loss.................................................................  $    (981) $ (29,941)
                                                                           ---------  ---------
                                                                           ---------  ---------

Net loss per share.......................................................  $   (0.07) $   (2.57)

Share and share equivalents used in per share calculations...............     13,876     11,661

                                   ILOG S.A.
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                             SEPT. 30,   JUNE 30,
                                                                                               1998        1998
                                                                                             ---------  ----------
ASSETS
Current assets
  Cash and cash equivalents................................................................  $  19,649  $   20,101
  Accounts receivable......................................................................     15,817      15,328
  Other receivables and prepaid expenses...................................................      5,146       4,370
                                                                                             ---------  ----------
    Total current assets...................................................................     40,612      39,799

Property and equipment-net and other assets................................................      4,192       3,850
                                                                                             ---------  ----------

    Total assets...........................................................................  $  44,804  $   43,649
                                                                                             ---------  ----------
                                                                                             ---------  ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued expenses....................................................  $  10,094  $   10,772
  Current debt.............................................................................      2,106       2,055
  Deferred revenue.........................................................................      4,955       5,044
                                                                                             ---------  ----------
    Total current liabilities..............................................................     17,155      17,871

Long-term portion of debt..................................................................      5,987       5,979
                                                                                             ---------  ----------
    Total liabilities......................................................................     23,142      23,850
                                                                                             ---------  ----------

Shareholders' equity
  Paid-in capital..........................................................................     61,639      60,296
  Accumulated deficit and currency translation adjustment..................................    (39,977)    (40,497)
                                                                                             ---------  ----------
    Total shareholders' equity.............................................................     21,662      19,799
                                                                                             ---------  ----------

    Total liabilities and shareholders' equity.............................................  $  44,804  $   43,649
                                                                                             ---------  ----------
                                                                                             ---------  ----------

                       DISCUSSION OF FINANCIAL HIGHLIGHTS

REVENUES AND GROSS MARGIN

    Revenues in the quarter grew by 55% over the same quarter in the previous year reflecting growth in ISV revenues. Overall gross margin for the quarter decreased to 74% from 77% for the same period in the preceding year due to lower consulting margins.

OPERATING EXPENSES

    Marketing and selling expenses for the quarter increased by 12% over the same period in the prior year. Research and development expenses, net of government funding, for the quarter increased by 69% over the same period in the prior year primarily due to the expansion of the Company's product offerings over the last year. General and administrative expenses for the quarter increased by 49% over the same period in the prior year reflecting continuing augmentation of the Company's reserve for doubtful accounts. The write-off of acquired intangibles for the quarter decreased from $28.4 million to $61,000 over the same period in the prior year reflecting the one time nature of this expense in the prior year in connection with the acquisition of CPLEX in August 1997.

OTHER INCOME (EXPENSE)

    Net interest and other income (expense) for the quarter decreased from $28,000 to $(384,000) over the same period in the prior year reflecting an exchange rate loss of $317,000 on intercompany indebtedness, and interest expense arising on the $5.0 million of notes payable issued in the prior year in connection with the CPLEX acquisition.

BALANCE SHEET

    Cash at September 30, 1998 decreased to $19.6 million from $20.1 million at June 30, 1998. Accounts receivable at September 30, 1998 represented 107 days sales outstanding compared to 96 days in the prior year. The increase reflects longer payment terms offered to certain strategic customers over the last six months.

    Shareholders' paid-in capital increased by $1.3 million to $61.6 at September 30, 1998 reflecting the purchase of shares by employees under the Company's stock option and share purchase plans. At September 30, 1998 the Company had 14.0 million shares issued and outstanding compared to 13.7 million at June 30, 1998.

COMPASS ACQUISITION

    On August 31, 1998 the Company acquired Compass Modeling Solutions, Inc. (Compass) for 51,852 ILOG shares, which acquisition has been accounted for as a pooling of interests. Accordingly ILOG's results of operations for the quarter ended September 30, 1997 and the balance sheet as of June 30, 1998 have been restated to include those of Compass. For the quarter ended September 30, 1997 Compass had net revenues of $128,000 and a profit of $3,000.

                          FORWARD LOOKING INFORMATION

    This release contains "forward looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the economic, political and currency risks associated with the company's European, North American and Asian operations, the impact of the recently completed sales personnel reorganization, the timing and seasonality of significant revenues and those risks and uncertainties mentioned under "Risk Factors" in the Company's Form 20-F for the year ended June 30, 1998 which is on file with the United States Securities and Exchange Commission.

    ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

               RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

    For the benefit of our French shareholders a translation of this announcement is also being sent to our shareholders with French addresses of record and to anyone else upon request. In addition, to facilitate their comprehension of the Company's financial results the foregoing financial statements, which are prepared under accounting principles generally accepted in the United States, have been translated into French Francs at the average historical exchange rates for the related periods and the exchange rates at the relevant balance sheet dates. These translated financial statements for the benefit of shareholders generally follow below.

                                   ILOG S.A.
              DONNEES FINANCIERES CONSOLIDEES CLEFS (NON AUDITEES)
 (MONTANTS EN MILLIERS DE FRANCS FRANCAIS, SAUF NOMBRE D'ACTIONS ET DONNEES PAR
                                    ACTION)

                                                                                                 TRIMESTRE CLOS LE
                                                                                                     30 SEPT.
                                                                                               ---------------------
                                                                                                 1998        1997
                                                                                               ---------  ----------
Chiffre d'affaires
  Logiciels..................................................................................     47,256      32,151
  Services...................................................................................     32,266      19,559
                                                                                               ---------  ----------
    Total chiffre d'affaires.................................................................     79,522      51,710
                                                                                               ---------  ----------
Prix de revient des ventes
  Logiciels..................................................................................      1,333       1,604
  Services...................................................................................     18,991      10,222
                                                                                               ---------  ----------
    Total prix de revient des ventes.........................................................     20,324      11,826
                                                                                               ---------  ----------

Marge Brute..................................................................................     59,198      39,884
                                                                                               ---------  ----------

Frais generaux et commerciaux
  Frais commerciaux..........................................................................     37,498      33,756
  Frais de recherche et developpement........................................................     13,388       7,982
  Frais generaux et administratifs...........................................................     11,517       7,811
  Amortissements Intangibles.................................................................        365     171,148
                                                                                               ---------  ----------
    Total frais generaux et commerciaux......................................................     62,768     220,697
                                                                                               ---------  ----------

Resultat operationnel........................................................................     (3,570)   (180,813)
Produits (charge) financiers et autres.......................................................     (2,297)        169
                                                                                               ---------  ----------

Resultat net.................................................................................     (5,867)   (180,644)
                                                                                               ---------  ----------
                                                                                               ---------  ----------

Resultat net par action (francs).............................................................      (0.42)     (15.49)

Nombre moyen d'actions en circulation (milliers).............................................     13,876      11,661

                                   ILOG S.A.
                    BILANS CONSOLIDES RESUMES (NON AUDITES)
                        (EN MILLIERS DE FRANCS FRANCAIS)

                                                                          30 SEPT.    30 JUIN
                                                                          ---------  ---------
                                                                            1998       1998
                                                                          ---------  ---------
ACTIF
Actif circulant:
  Disponibilites et valeurs mobilieres de placement.....................    110,425    121,611
  Clients, nets.........................................................     88,890     92,733
  Autres elements d'actif circulant.....................................     28,922     26,440
                                                                          ---------  ---------
    Total de l'actif circulant..........................................    228,237    240,784

Immobilisations corporelles, nettes et autres actifs....................     23,558     23,294
                                                                          ---------  ---------
Total de l'actif........................................................    251,795    264,078
                                                                          ---------  ---------
                                                                          ---------  ---------

PASSIF
Passif a moins d'un an:
  Fournisseurs et comptes rattaches.....................................     56,727     65,167
  Dette financiere a court terme........................................     11,837     12,433
  Produits constates d'avance...........................................     27,848     30,518
                                                                          ---------  ---------
    Total passif a moins d'un an........................................     96,412    108,118

Dette financiere a long terme...........................................     33,644     36,173
                                                                          ---------  ---------
    Total passif a court et long terme..................................    130,056    144,291

Capitaux propres
  Capital souscrit et prime d'emission..................................    346,403    364,793
  Report a nouveau et ecart de conversion...............................   (224,664)  (245,006)
                                                                          ---------  ---------
    Total des capitaux propres..........................................    121,739    119,787
                                                                          ---------  ---------
    Total du passif.....................................................    251,795    264,078
                                                                          ---------  ---------
                                                                          ---------  ---------

Pour l'information de nos actionnaires francais, une traduction de cette annonce sera egalement envoyee a nos actionnaires enregistres avec une adresse francaise et a toute personne en faisant la demande. De plus, afin de faciliter la comprehension des resultats financiers de la societe, les comptes consolides precedents aux normes amercaines (US GAAP) ont ete traduits en francs francais aux taux moyens historiques des periodes considerees et aux taux de cloture aux dates de bilan.